Mail Stop 3561

September 1, 2006

J. Craig Johnson
Chief Financial Officer
Global Entertainment Corporation
4909 East McDowell Road, Suite 104
Phoenix, AZ 85008-4293

> **Re:** **Global Entertainment Corporation**
> **Form 10-KSB**
> **Filed August 29, 2005**
> **File No. 000-50643**

Dear Mr. Johnson:

We have reviewed your response letter dated August 10, 2006 and have the following additional comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please respond to confirm that such comments will be complied with, or, if deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-KSB for the year ended May 31, 2005
Acquisition of Subsidiaries
Note 2. Property and Equipment

1. We have reviewed your response to our prior comment number 1 but do not believe that your response adequately addressed the concerns raised in our prior comment. As previously requested, please tell us and disclose in your financial statements in future filings, the primary reasons for your acquisition of Cragar, including a description of the factors that contributed to a purchase price that resulted in recognition of goodwill. Refer to the disclosure requirements outlined

in paragraph 51b of SFAS No.141.

2. Also, we continue to believe that a portion of the purchase price should have been allocated to identifiable intangible assets other than goodwill. In this regard, we do not believe the fact that Cragar licensees are interchangeable or can be replaced with an alternative manufacturer provides a basis for not allocating a portion of the purchase price to the Company's existing licensing arrangements if the Company is expected to derive future benefit from licensing arrangements that existed at the date the acquisition occurred. Please tell us the nature and significant terms of the licensing arrangements held by Cragar at the time of the acquisition transaction and explain in detail why no portion of the purchase price was allocated to these arrangements. Your response should explain in detail why you do not believe these licensing arrangements have any value as implied by your prior response. Additionally, your response indicates that the entire value of acquisition related to the Cragar brand name. However, we note that no portion of the purchase price has been allocated to this brand name. Please revise your purchase price allocation for this acquisition to properly allocate the purchase price to the various categories of intangibles that were acquired in the acquisition transaction. Refer to the guidance outlined in paragraphs 35 through 46 of SFAS No.141.

You may contact Effie Simpson at (202) 551-3346 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief